Interbrew

THE WORLD'S LOCAL BREWER

02 NOV -4 AM 9:56

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

02055656

Leuven, 24 October 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

PRESS RELEASE

Interbrew teaches the art of pouring beer !

Brussels, 24 October 2002

To highlight one year's hard work in training bartenders all over the world, Interbrew, *The World's Local Brewer* ©, brought together a selection of the best of them for a final contest, which took place on October 24th, 2002 at the Hotel Le Plaza in Brussels, the capital of the beer loving community. Originated in 1997, the Stella Artois World Draught Master 2002 has been attributed to Simon McGorman – New-Zealand (1st place winner), Rory Donkin - Australia (2nd place) and Meghan McGuire - Canada (3rd place). Nineteen bartenders from 18 countries competed in the final.

Stella Artois®, one of the leading brands in Interbrew's international portfolio, is promoting the richness of the Belgian beer culture all over the world and now leads the way with a world contest for the beer-pouring ritual. With this contest, Interbrew underlines its commitment to quality, not only of the product itself, but also with respect to the way it is served. The Stella Artois® Draught Master 2002 puts in competition the best bartenders from the 5 continents, rating their tapping skills, bottle-pouring skills and table-serving protocol. Every step of the perfect pour is carefully scrutinised and scored by a team of expert judges from 6 countries. The best three competitors are rewarded with a trip to the destination of their choice.

The participants to this year's edition came from: Australia, Belgium, Canada, Cyprus, France, Greece, Hong Kong, Hungary, Israel, Italy, New Zealand, Romania, Russia, Singapore, Spain, The Netherlands, Ukraine and the USA.

After launching an innovative international advertising campaign, Stella Artois® has opted for "the movies" as its sponsorship theme for the coming years. It became sponsor for BBC World's flagship entertainment program, *Talking Movies.* Beyond the success achieved by the Stella Artois® Screen Truck Roadshow, it has been one of the official partners of the Film Festival of Cannes in May 2002.

Recently, and further to the tremendous success of Stella Artois® in New Zealand, Interbrew signed a 10 year-license agreement with Lion Breweries. This proves the success of Stella Artois® in New Zealand where it has tripled in growth over the past three years.

Stella Artois® is exported or brewed under license in over 80 countries. With a compound average volume growth rate of 17.1% (1996-2001), the brand has been the fastest growing international brand in the brewing industry.

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Vicky Palmeri
Corporate Press Officer
Tel: +32-16-31-51-61
Mobile: +32-475-92-20-61
Fax: +32-16-31-59-69
E-mail: vicky.palmeri@interbrew.com